

Mail Stop 3010

May 1, 2009

Robert H. Baum
Executive Vice President and General Counsel
The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Diversified Real Estate Trust, Inc.**
> **Amendment 2 to Registration Statement on Form S-11**
> **Filed April 10, 2009**
> **File No. 333-153356**

Dear Mr. Baum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

Cover Page

2.   We note that your cover page now exceeds one page in length. Please revise to comply with Item 501(b) of Regulation S-K.

Compensation Paid to Affiliates of IREIC, page 7

3.   In the first paragraph, please add a cross-reference to the more detailed disclosure regarding management compensation, starting on page 59.

Risk Factors, page 24

4.   We note that you have removed risk factors relating to foreign investments. However, your disclosure indicates that you still intend to invest in Canada. Please revise to address risks associated with investments in Canada.

5.   We note that you have removed risk factors relating to investments in CDOs. However, your disclosure indicates that you still intend to invest in CDOs. Please advise or revise.

Compensation Table, page 59

6.   Please revise to disclose the acquisition expenses and fees assuming the maximum of 6% is paid. Please include amounts that reflect the maximum payable assuming that you utilize maximum leverage. Refer to Item 4.B of Industry Guide 5. Additionally, we note that your current intention is to pay a 2.5% acquisition fee. Please add disclosure regarding the maximum amount payable, assuming you obtain a controlling interest in each acquisition and assuming that you utilize maximum leverage. Please make similar revisions to your disclosure regarding your Use of Proceeds on pages 16 and 75.

Federal Income Tax Considerations, page 178

Opinion of Counsel, page 179

7.   We note your disclosure on page 179 that prior to this offering you expect that Shefsky and Froelich Ltd. will render an opinion to you regarding the company's qualification and taxation as a REIT. Please confirm that the company will file this tax opinion as an exhibit prior to effectiveness of the registration statement and revise this section to reflect the tax opinion.

Table I, page A-2

8.   Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included.

Table IV, page A-14

9.   We note that you have not included a reference to footnote D in the table. We also note that you refer to Footnote E under the column for Inland Retail Real Estate Trust, Inc. It is not clear that Footnote E is relevant to Inland Retail in this table. Please advise or revise.

Table VI, page VI-2

10.   We note that you refer to footnote D for Inland Retail. It appears that the correct reference would be to footnote E. Please advise or revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202)551-3295 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Michael J. Choate, Esq. (*via facsimile*)